Schedule A

Funds	Percentage of Sub-advisory Fee	Effective Date
FT Vest Laddered Autocallable Barrier & Income ETF (ACYN)	0.25%	December 19, 2025
FT Vest Laddered Autocallable Barrier & Resilient Income ETF (ACYS)	0.25%	April 15, 2026
FT Vest Laddered Autocallable Barrier & Review ETF (ACRW)	0.25%	TBD
FT Vest Laddered Autocallable Barrier & High Income ETF (ACYQ)	0.25%	TBD